05012044

DEXIA
Group

SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2005
WASH. D.C. 213 SECTION

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

SUPPL

October 14th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

| **DEXIA**<br>**Information Pursuant to Rule 12g3-2(b)**<br>**File No. 82-4606** |
|---|

Dear Sir or Madam

We send you enclosed the English version of the press release of the 14th October 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
OCT 2 5 2005
THOMSON
FINANCIAL

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: +32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DGRP1 E SG

# PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

14/10/2005
1 p.

«MEDIA»
«NOM»

Dexia Bank Belgium, itself a subsidiary of the Dexia Group, is selling its subsidiary Eural S.A. to ING Belgium.

Eural has been a part of the Dexia Group since the acquisition of Artesia Banking Corporation in 2001.

After examination of what might be the optimum positioning of Eural within Dexia Bank, Dexia observed that the subsidiary was difficult to align to the strategy adopted by the Group for the Belgian market. Differences between the Dexia Bank and the Eural networks were reflected by sub-optimal integration of the Eural network into that of the bank. There is, moreover, a limited complementary relationship with regard both to clientele and to geographic cover.

Eural currently employs 103 members of staff. Through self-employed agents and brokers, the company markets its own brand of investment and credit products, as well as insurance products. The Eural distribution network includes 233 branches and covers the entire territory of Belgium, with a greater density in the north of the country.

As at 31/12/2004, Eural posted a net profit of 2.8 million EUR, for a balance sheet total of 2.6 billion EUR. Client deposits amount to approximately 2.4 billion EUR.

Following the sale of Eural, a capital gain of approximately 65 million EUR is expected to be realised. It will be identified as a non-operational item in the fourth quarter 2005.

The agreement provides for the hiring of all members of staff at Eural and guarantees employment.

The transaction is subject to approval being granted by the appropriate authorities.